EXHIBIT 99.1

Evaxion expands and refocuses R&D pipeline with EVX-05, an AI-designed off-the-shelf brain cancer vaccine program

  EVX-05 is an off-the-shelf therapeutic glioblastoma (brain cancer) vaccine designed based on patient tumor samples. It targets novel conserved antigens identified using Evaxion’s AI-Immunology™ platform
  Glioblastoma is characterized by high mortality rates and significant unmet medical needs. EVX-05 is being developed as a novel therapeutic approach to treat glioblastoma
  Evaxion is collaborating with a world-leading academic medical research institution, which is expected to conduct initial clinical testing of EVX-05
  Evaxion maintains its cash runway into second half of 2027 as its R&D pipeline is refocused with the addition of EVX-05 while the EVX-03 program is discontinued

COPENHAGEN, Denmark, August 17, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, expands it pipeline of cancer vaccine programs with EVX-05 against the deadly brain cancer glioblastoma.

We are collaborating with experts from Duke University School of Medicine to develop EVX-05. This program targets endogenous retrovirus (ERV)-derived antigens shared between glioblastoma patients, which AI-Immunology™ has unique capabilities in identifying. These ERV-antigens constitute a novel source of highly attractive targets for off-the-shelf cancer vaccines.

With its new therapeutic concept, EVX-05 is being developed as a novel therapeutic approach for glioblastoma. Current therapies are often inadequate, meaning glioblastoma remains one of the most aggressive and deadly cancers.

“We are delighted to transform our discoveries in glioblastoma into a promising new vaccine program with EVX-05, which could hold a significant therapeutic potential in area of massive unmet medical need. We have an outstanding collaboration with Duke University and now see the huge benefits of combining their extensive disease understanding and clinical expertise with the unique target discovery capabilities of AI-Immunology™,” says Birgitte Rønø, CSO and COO of Evaxion.

"Patients with glioblastoma continue to face limited treatment options and poor outcomes,” said Mustafa Khasraw, M.D., professor at Duke University School of Medicine. “The potential of ERVs as therapeutic targets has long been acknowledged, if we can unlock this potential, it would be a significant advancement towards improving care.”

World-leading expertise
Evaxion is currently undertaking optimization of a lead vaccine candidate for the EVX-05 program as part of advancing it towards initial clinical testing. This is expected to be carried out by Professor Khasraw and his team, allowing for world-leading clinical expertise and knowledge of patient needs to help guide clinical development. The collaboration also potentially allows a cost-efficient way for Evaxion to study EVX-05 in a clinical phase 1 trial.

EVX-05 builds on the same ground-breaking ERV-targeting concept as EVX-04, Evaxion’s vaccine candidate against acute myeloid leukemia. This confirms the broad applicability of the concept across cancers where immunotherapies remain inadequate and conserved immunogenic antigens can be identified.

Both programs draw on learnings from the EVX-03 program, which has now been discontinued and removed from our R&D pipeline as a matter of portfolio management. The costs related to EVX-05 are captured within Evaxion’s existing budgets and hence does not impact on our cash runway, which continues to stretch into second half of 2027.

Conference call and webcast
This coming Thursday, August 20, Evaxion’s Executive Management will host a conference call and webcast at 8.30 ET/14.30 CET today, presenting our Q2 2026 business update and financial results as well as taking questions. EVX-05 will be one of the topics discussed.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

About glioblastoma
Glioblastoma is the most aggressive malignant primary brain tumor. It has an incidence rate of 3.19 per 100,000 persons in the United States and a median age of 64 years (National Institute of Health).

No cure exists for glioblastoma, and treatment outcomes remain poor: 50% of patients die approximately one year from diagnosis (New England Journal of Medicine, 2005).

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel drug candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.